October 17, 2014

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)

Harbor Target Retirement 2055 Fund (the “Fund”)

Post Effective Amendment No. 110

File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by Ms. Anu Dubey of the Division of Investment Management of the Commission with respect to Post-Effective Amendment (“PEA”) No. 110 to the Trust’s registration statement on Form N-1A.

Set forth below are the staff’s verbal comments together with the Trust’s responses.

COMMENT 1	(Prospectus – Cover Page)

Please remove the sentences, “Shares of the Target Retirement Funds may in the future be made available for broader distribution. The Funds reserve the right to reject any offer to purchase shares.” from the cover page based on General Instruction C.3(b) of Form N-1A.

Response:	Comment No. 1 is accepted.

COMMENT 2	(Prospectus – Fund Summary – Fee Table)

Please remove footnote 2 from the Fees and Expense table in accordance with the Commission’s IM Guidance Update – Guidance Regarding Mutual Fund Enhanced Disclosure (No. 2014-08, June 2014).

Response:

Comment No. 2 is respectfully not accepted. We believe that in the case of the Harbor Target Retirement 2055 Fund, a fund-of-funds that invests solely in underlying Harbor funds, and where there is no other management fee shown, that footnote 2 is important to highlight that the total expenses shown in the Fee and Expense Table would not correlate to the expense ratios shown in the Financial Highlights table. We note that Instruction 3(f)(vii) to Item 3 in Form N-1A permits funds to add such a clarifying footnote to the Fee and Expense Table.

COMMENT 3	(Prospectus – Fund Summary – Fee Table)

Please explain why for “Other Expenses” there is a 0.12% fee charged for the Investor Class.

Response:

First, we note that only the Institutional Class shares of the Harbor Target Retirement Funds are currently being offered. There is no current intention to offer shares of the Investor Class. In the event Investor Class shares are offered in the future, the 0.12% fee would represent a transfer agency fee. The Investor Class is designed to maintain accounts for retail shareholders with lower share balances and for financial intermediaries that perform a range of sub-accounting, recordkeeping and shareholder servicing services for their customers that invest in the Harbor fund. In the case of direct retail accounts, it is costlier to maintain those accounts with lower share balances. In the case of financial intermediary accounts, this transfer agency fee would be used to compensate those intermediaries for providing sub-accounting, recordkeeping and shareholder servicing services to their underlying customers.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

October 17, 2014

COMMENT 4	(Prospectus – Fund Summary – Principal Investment Strategy)

Please clarify what is included in the “Short Term” asset class, as mentioned in the first paragraph.

Response:	Comment No. 4 is accepted. The “Short Term” asset class will be restated as the “Money Market” asset class.

COMMENT 5	(Prospectus – Fund Summary – Principal Investment Strategy)

Please include disclosure regarding the capitalization range of the foreign securities in the second to last paragraph.

Response:

Comment No. 5 is accepted. We have revised the language to indicate that the Fund’s indirect stock holdings consist of large-cap and, to a lesser extent, of mid- and small-cap stocks of both U.S. and foreign companies, including those companies located in emerging market countries.

COMMENT 6	(Prospectus – Fund Summary – Principal Investment Strategy)

Please include language in the last paragraph to note that “below investment-grade, high risk bonds” are commonly referred to as “junk bonds”.

Response:	Comment No. 6 is accepted. We have added language to note that below investment-grade, high risk bonds are commonly referred to as junk bonds.

COMMENT 7	(Prospectus – Fund Summary – Principal Investment Strategy)

Please include disclosure that states whether or not a maturity limit exists for indirect fixed income investments.

Response:

Comment No. 7 is respectfully not accepted. The Fund does not have a maturity limit with respect to its indirect fixed income exposure, which is currently expected to represent approximately 7% of the Fund’s total assets. We do not believe adding disclosure regarding the lack of maturity limits for the Fund’s indirect fixed income exposure is necessary or appropriate for prospective investors in the Fund.

COMMENT 8	(Prospectus – Fund Summary – Principal Risks)

Please include risk disclosure for “junk bonds,” “mortgage-backed securities,” “asset-backed securities” and “derivatives.”

Response:

Comment No. 8 is respectfully not accepted. The Fund’s indirect fixed income exposure is currently expected to represent approximately 7% of the Fund’s total assets. Accordingly, on a look through basis, we do not believe that the Fund’s exposure to junk bonds, mortgage-backed securities, asset-backed securities or derivative instruments would represent a meaningful enough portion of the overall portfolio to warrant including individual risks for each of these within the Fund’s “Principal Risks” section. To the extent that changes over time, it would be our responsibility to monitor for such changes and supplement the disclosure in the Fund’s prospectus appropriately.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

October 17, 2014

COMMENT 9	(Prospectus – Fund Summary – Principal Risks)

Please clarify which investment style, growth style or value style, the Fund pursues. Risks for both styles are listed under “Risks Associated with Equity Securities.”

Response:

Comment No. 9 is respectfully not accepted. The Fund does not pursue a particular growth or value style. On a look-through basis, approximately 39% of the underlying funds is expected to focus on growth style and approximately 51% of the underlying funds is expected to focus on value style investing. Given each of the styles is expected to represent a significant portion of the underlying funds, we believe it is appropriate to include both risks.

COMMENT 10	(Prospectus – Fund Summary – Principal Risks)

Please consider adding risk disclosure for “small-cap foreign issuers.”

Response:

Comment No. 10 is respectfully not accepted. The Fund’s indirect exposure to small-cap foreign issuers is expected to be minimal. Accordingly, we do not believe that disclosure of the risks of investing in small-cap foreign issuers is warranted under “Principal Risks”. To the extent that changes over time, it would be our responsibility to monitor for such changes and supplement the disclosure in the Fund’s prospectus appropriately.

COMMENT 11	(Prospectus – Fund Summary – Principal Risks)

Please confirm whether “emerging market risk” is really a principal risk.

Response:

We believe that it is appropriate to include “emerging market risk” under “Principal Risks” given that the Fund is expected to allocate approximately 41% of its assets to underlying international and global equity funds. The underlying international and global equity funds have no limitations on their exposure to emerging markets, and at different times those underlying funds have had meaningful exposure to emerging market issuers

COMMENT 12	(Prospectus – Fund Summary – Buying and Selling Fund Shares)

Please remove the table that contains the mailing address, telephone number and web address from the Fund Summary section.

Response:

Comment No. 12 is respectfully not accepted. In accordance with Item 6(b) of Form N-1A, we believe that the inclusion of the address, phone number and web address are necessary in describing the procedures for redeeming shares.

COMMENT 13	(Prospectus – Additional Information Regarding Risks – Additional Fixed Income Risks)

Please explain why the additional fixed income risks are not included in the Principal Risks section.

Response:

The Fund’s indirect fixed income exposure is expected to be approximately 7% of the Fund’s total assets. Accordingly, on a look through basis, we do not believe that those risks would represent a principal risk of the Fund. To the extent that changes over time, it would be our responsibility to monitor for such changes and supplement the disclosure in the Fund’s prospectus appropriately.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

October 17, 2014

COMMENT 14	(Prospectus – Information About the Target Retirement Funds’ Other Investments – Temporary Defensive Positions)

Please confirm that the first sentence, “Each Target Retirement Fund may maintain cash reserves.” Is referring to the Fund’s ability to take a temporary defensive position. If not, please move this statement elsewhere.

Response:

Comment No. 14 is accepted. This disclosure will be moved under a new section titled “Other Investments”. This disclosure is intended to represent that while we seek to have the Harbor Target Retirement Funds fully invested in the underlying Harbor funds, in the ordinary course of receiving purchases and funding redemptions in the Harbor Target Retirement Funds there may at times be residual cash in the portfolios.

COMMENT 15	(Prospectus – Information About the Target Retirement Funds’ Other Investments – Temporary Defensive Positions)

Please consider moving the middle sentence (“The underlying Harbor international and global equity funds may invest without limit in equity securities of U.S. issuers and investment-grade notes and bonds.”) elsewhere or explain why it is appropriate for this section.

Response:	Comment No. 15 is accepted. The middle sentence will be removed.

COMMENT 16	(Prospectus – The Adviser – The Adviser)

Please clarify in the last sentence under the fee chart when the shareholder report will be issued.

Response:	Comment No. 16 is accepted. Language has been added to indicate that the shareholder report will be dated April 30, 2015.

COMMENT 17	(Prospectus – The Adviser – Portfolio Managers)

Please clarify that the four portfolio managers listed are jointly and primarily responsible for the management of the Fund.

Response:	Comment No. 17 is accepted. We have added language to reflect that the members of the Investment Advisory Committee are jointly and primarily responsible for the investment decisions of the Fund.

COMMENT 18	(Prospectus – Your Harbor Funds Account – How to Purchase Shares)

In accordance with Rule 22c-1(a), please remove the sentence, “All purchase orders are subject to acceptance by Harbor Funds.”

Response:

Comment No. 18 is respectfully not accepted. The statement that “All purchase orders are subject to acceptant by Harbor Funds” is intended to inform investors that Harbor Funds is not obligated to accept purchase orders. Harbor Funds has the right to decline to accept a purchase order for any reason, including if the order is not in “good order” or if Harbor Funds is suspicious that the order reflects a market timing or excessive trading strategy. If, however, Harbor Funds accepts the purchase order, meaning it is in good order, Harbor Funds must process that order using the net asset value (“NAV”) for the Fund next determined after receipt of that order. That requirement is also included in the prospectus disclosure that precedes the statement in question. It is important to note that Harbor Funds does not have that same flexibility with respect to redemption orders. Redemption orders received by Harbor Funds that are in good order must be processed at the NAV for the Fund next determined after receipt of that order. Redemption orders that are not in good order may be rejected by Harbor Funds.

COMMENT 19	(Prospectus – Your Harbor Funds Account – How to Exchange Shares)

In accordance with Rule 22c-1(a), please remove the sentence, “All exchange orders are subject to acceptance by Harbor Funds.”

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

October 17, 2014

Response:

Comment No. 19 is respectfully not accepted. The statement that “All exchange orders are subject to acceptant by Harbor Funds” is intended to inform investors that Harbor Funds is not obligated to accept the purchase portion of any exchange order. Harbor Funds has the right to decline to accept a purchase order (including the purchase portion of any exchange order, for any reason, including if the order is not in “good order”. If, however, Harbor Funds accepts the purchase order, meaning it is in good order, Harbor Funds must process that order using the NAV for the Fund next determined after receipt of that order. That requirement is also included in the prospectus disclosure that precedes the statement in question. It is important to note that Harbor Funds does not have that same flexibility with respect to redemption orders. Redemption orders received by Harbor Funds that are in good order must be processed at the NAV for the Fund next determined after receipt of that order. Redemption orders that are not in good order may be rejected by Harbor Funds.

COMMENT 20	(Prospectus – Your Harbor Funds Account – How to Purchase Shares)

Please confirm that although proceeds of a recent purchase may not be available for up to 10 business days after the purchase of shares, a shareholder would still receive the NAV calculated as of the date that the purchase was accepted.

Response:

We are hereby confirming that, although proceeds of a recent purchase may not be available for up to 10 business days after the purchase of shares, a shareholder would still receive the NAV calculated as of the date that the purchase was accepted.

COMMENT 21	(Prospectus – Shareholder and Account Policies – Transactions and Account Policies)

Within the section entitled “Rights Reserved by Harbor Funds,” please explain #8, in which Harbor is reserving the right to involuntarily redeem an account at the net asset value calculated the day the account is redeemed if a Fund or its agent is unable to verify the identity of the person(s) or entity opening the account or becomes aware of information regarding a shareholder or shareholder’s account which indicates that the identity of the shareholder can no longer be verified.

Response:

In accordance with section 326 of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, Harbor Funds is required to implement procedures to verify the identity of any person seeking to open an account. On August 11, 2003, the Department of the Treasury and the Commission issued guidance in the form of “Questions and Answers Regarding the Mutual Fund Customer Identification Program Rule (31 CFR 103.131)”. Question 3 of that guidance is as follows:

Q:

May a mutual fund close the account and redeem the shares of an investor whose identity the fund is unable to verify within a reasonable time after the opening of the account? If so, as of what time should the mutual fund value the investor’s interest in the fund when it closes the account?

A:

The mutual fund CIP rule states that the CIP “must include procedures for responding to circumstances in which the mutual fund cannot form a reasonable belief that it knows the true identity of a customer,” and that “[t]hese procedures should describe ... [w]hen the mutual fund should close an account, after attempts to verify a customer’s identity have failed.” 31 CFR 103.131(b)(2)(iii)(D). The SEC staff would not object to a mutual fund’s closing of an account and redemption of an investor’s shares after reasonable efforts to verify his or her identity have failed, if the shares are valued in accordance with the net asset value next calculated after the mutual fund decides to close the account. A mutual fund may want to consider whether the circumstances surrounding the failure to verify the customer’s identity would warrant the filing of a Suspicious Activity Report (SAR).

COMMENT 22	(SAI – Cover Page)

Please disclose what information is incorporated by reference.

Response:	Comment No. 22 is accepted. We will add the following language to the cover page:

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

October 17, 2014

The audited financial statements of Harbor Funds, together with the notes to the financial statements, all of which are included in the annual report to shareholders dated October 31, 2013, are hereby incorporated by reference into this Statement of Additional Information. No financial statements exist for Harbor Emerging Markets Equity Fund, which commenced operations on November 1, 2013, Harbor Small Cap Growth Opportunities Fund, which commenced operations on February 1, 2014, or Harbor Target Retirement 2055 Fund, which commenced operations on November 1, 2014.

COMMENT 23	(SAI – Cover Page)

In accordance with Rule 423 under the Securities Act of 1933, please remove one of the two “as of” dates listed for the Statement of Additional Information.

Response:	Comment No. 23 is accepted. We will use the most recent date of effectiveness as the date for the SAI.

COMMENT 24	(SAI – Investment Restrictions – Fundamental Investment Restrictions)

In accordance with Release No. IC-9011, please clarify that “banks” as referred to in Fundamental Investment Restriction #4, are “domestic banks”.

Response:

Comment No. 24 is accepted. We will clarify that Harbor Money Market Fund’s fundamental investment restriction of investing no more than 25% of its total assets in the securities of “banks” is limited to “domestic banks”.

COMMENT 25	(SAI – Investment Restrictions – Fundamental Investment Restrictions)

Ms. Anu Dubey commented that the Target Date Funds should consider the concentration limits of the underlying funds when determining diversification.

Response:

We note that the Harbor Target Retirement Funds only invest in underlying Harbor mutual funds. Because each of the underlying Harbor funds is a registered investment company subject to its own concentration limits, and because of the diversified nature of the Harbor Target Retirement Funds investment across underlying Harbor funds, we do not anticipate the Harbor Target Retirement Funds to have any issue with meeting the concentration limits at the Harbor Target Retirement Funds level.

COMMENT 26	(SAI – Investment Restrictions – Fundamental Investment Restrictions)

Please revise the sentence, “…and privately issued mortgage-backed securities collateralized by mortgages insured or guaranteed by the U.S. government, its agencies or instrumentalities do not represent interests in any industry.” to clarify that they are in an industry.

Response:

Comment No. 26 is respectfully not accepted. Because those mortgage-backed securities would need to be collateralized by mortgages issues or guaranteed by the U.S. government, its agencies or instrumentalities, we do not believe it would be appropriate to classify those particular types of securities as part of any industry. We have provided that disclosure in the SAI to inform investors of our approach in this area.

COMMENT 27	(Part C)

Please confirm that a Legal Opinion will be filed with Part C of the registration statement for the next filing of the Fund pursuant to Rule 485(b) of the Securities Act of 1933.

Response:	Yes, a Legal Opinion will be filed with Part C of the registration statement for the next filing of the Fund pursuant to Rule 485(b) of the Securities Act of 1933.

COMMENT 28	(Prospectus – Fund Summary)

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

October 17, 2014

Please consider adding the Glide Path to the Fund Summary section.

Response:

Comment No. 28 is respectfully not accepted. Because we do not provide a summary prospectus for any of the Harbor Target Retirement Funds and instead issue only a statutory prospectus with summary sections for each Target Retirement Fund incorporated therein, it would not be beneficial from an investor readability perspective to include the same Glide Path in each Target Retirement Fund’s summary section. We believe it is necessary only to include the Glide Path once in the prospectus.

*        *        *        *         *        *        *

In accordance with the letter from Carolyn B. Lewis to investment company registrants dated February 25, 1994, please be informed that (i) the Harbor Funds do not involve a master/feeder arrangement, (ii) none of the Harbor funds, except the Money Market Fund, is a money market fund, (iii) shares of the Harbor Funds may be marketed through banks and/or savings and loan associations and (iv) none of the Harbor funds’ operations raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Harbor funds may invest.

Harbor Funds acknowledges the following in connection with this response letter:

1.	Harbor Funds is responsible for the adequacy and accuracy of the disclosure in this filing.
2.	Staff comments or changes to disclosures in response to the staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
3.	Harbor Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at (312) 443-4428.

Sincerely,

/s/ Jodie L. Crotteau
Jodie L. Crotteau
Assistant Secretary

Cc:	Christopher P. Harvey, Esq.	David G. Van Hooser
	Jill Damon, Esq.	Anmarie S. Kolinski
	Dechert LLP	Erik D. Ojala, Esq.
Charles F. McCain, Esq.
Harbor Funds

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.